RDE, Inc.

1100 Woodfield Road, Suite 510

Schaumburg, IL 60173

October 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Alyssa Wall, Esq.

Re:	RDE, Inc.
Registration Statement on Form S-3, File No. 333-282322

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: October 15, 2024

Requested Time: 9:00 am, Eastern Time

Ladies and Gentlemen:

RDE, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282322), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 9:00 a.m. Eastern time on October 15, 2024, or as soon thereafter as possible.

Please contact Ernest M. Stern of CM Law PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

RDE, INC.

/s/ Ketan Thakker
Ketan Thakker
President and Chief Executive Officer